TSX: PFN OTCBB: PAWEF FF: P7J

February 23, 2011

Division of Corporate Finance
United States Securities and
Exchange Commission
100 F St. N.E.
Washington, DC 80549-4628

Attention:	Peter Morrill

Dear Sirs:

Re:	Pacific North West Capital Corp. (the “Company”) Form 20-F for the Fiscal Year Ended April 30, 2010

Further to our telephone conversation today, we acknowledge receipt of your letter dated February 4, 2011, received by facsimile on February 7, 2011, addressed to the Company’s President, Harry Barr, with respect to your comments on the Company’s Form 20-F, filed for the fiscal year ended April 30, 2010.

We will provide you with our responses and an amended Form 20-F on or before March 1, 2011.

If you need to contact the undersigned directly, my direct email address is lholmes@pfncapital.com, telephone number (951) 591-9971 and direct facsimile (250) 404-0311.

Regards,

PACIFIC NORTH WEST CAPITAL CORP.

Per:

Linda Holmes
Corporate Secretary

2303 WEST 41ST AVE. VANCOUVER, B.C. CANADA, V6M 2A3	PHONE: 604.685.1870 FAX: 604.685.8045 TOLL FREE: 800.667.1870	WEBSITE: www.pfncapital.com EMAIL: info@pfncapital.com